December 17, 2024

Gary R. Garrabrant
Chairman and Chief Executive Officer
Captivision Inc.
298-42 Chung-buk Chungang-ro Chung-buk
Pyeong-taek, Gyounggi, Republic of Korea, 17800

       Re: Captivision Inc.
           Schedule 13D Filed by Gary R. Garrabrant
           Filed August 6, 2024
           File No. 005-94238
           Response Letter Dated December 12, 2024
Dear Gary R. Garrabrant:

       We have conducted a limited review of the above-captioned filing, and have the following additional comment.

        Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comment applies to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

       After reviewing any amendment to the filing and any information provided in response to this comment, we may have additional comments.

Schedule 13D Filed August 6, 2024
General

1.     We note your response to prior comment 2. Please advise us why Mr.
Garrabrant
       filed a new Schedule 13D on August 6, 2024 instead of continuing to report his beneficial ownership by amending the Schedule 13D he jointly filed on January 2,
       2024. In addition, please advise us why the associated Amendment No. 1 to the
       Schedule 13D filed on August 6, 2024 by Jaguar Global Growth Partners I, LLC omits the information called for by Items 2-6 of Schedule 13D or a cover page
       for Mr. Garrabrant or any of the other reporting persons identified in the initial Schedule 13D filed on January 2, 2024. Refer to Exchange Act Rule 13d-
       1(k)(1)(ii) and the text in Rule 13d-101 of Regulation 13D-G accompanying the asterisk on the facing page of Schedule 13D, which states that the remainder of this cover page shall be filled out for [...] any subsequent amendment containing
 December 17, 2024
Page 2

       information which would alter disclosures provided in a prior cover page.



        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Brian Soares at 202-551-3690 or Nicholas Panos at
202-551-3266.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions